Exhibit 99.4 November 2019Exhibit 99.4 November 2019

Cautionary Statement and Disclaimer

The views expressed here may contain information derived from publicly available sources that have not been independently verified.

No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance.

This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect.

This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 2

Contents Section Presenter Page Q2 FY20 Review Venkat, CEO 4 Financial Update Arun Kumar, CFO 19 Appendix 26 3 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONContents Section Presenter Page Q2 FY20 Review Venkat, CEO 4 Financial Update Arun Kumar, CFO 19 Appendix 26 3 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Q2 FY2020 Review Venkat Chief Executive OfficerQ2 FY2020 Review Venkat Chief Executive Officer

Key Highlights: Q2 FY2020

vedanta
transforming elements

Operational		▪ **Zinc India** ore production up by 3% y-o-y at 3.6 million ton with strong growth at Rampura Agucha and Zawar Mines ▪ **Zinc International** overall production at 63kt (24kt Gamsberg), up significantly y-o-y ▪ **O&G** 166 wells drilled, 63 wells hooked up ▪ Early gas production facility currently ramped up to over 50 mmscfd ▪ **Aluminum** continuous structural reduction in cost, down 10% y-o-y ▪ Vedanta emerged as highest bidder for Jamkhani coal block in Odisha ▪ Lanjigarh production 410kt, up 18% y-o-y with COP $293/t down 18% y-o-y ▪ **Iron Ore** achieved highest ever sales of 1.4 million tonnes at Karnataka ▪ **Electrosteel** sales 283 kt, up 6% y-o-y
Financial	₹	▪ Robust EBITDA generation of ₹ 4,497 cr with Industry leading margin in subdued commodity price scenario and PAT higher by 61% y-o-y ▪ Gross debt reduced by ₹ 3,279 crore pursuant to repayment at TSPL and Vedanta Standalone ▪ Net debt at ₹ 20,081 crore, lower by ₹ 8,322 crore q-o-q with strong Net debt/EBITDA at 0.9x ▪ Strong financial position with total cash & liquid investments of ₹ 35,817 cr
Awards & Recognition		▪ Vedanta bestowed with the coveted ***"Golden Peacock Global Award for Excellence in Corporate Governance 2019"*** ▪ The world's largest PR awards program, ***"The Sabre Awards"***, presented Oil & Gas and Vedanta Ltd., a ***Gold SABRE APAC 2019 award*** in the B2B category ▪ Zinc India won best Environmental Sustainability Award in the category of National Awards for ***'Excellence in CSR and Sustainability'*** on World CSR Day by Zee Business

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 5

Heading Towards – Zero Harm, Zero Waste, Zero Discharge

vedanta
transforming elements

Dow Jones Sustainability Index Ranking Improves to 20th (24th in 2018)
Ranked 7th in Asia Pacific Region (metals and mining sector)

Safety Program Update	
1 rail-related fatality in Q2	▪ Rail safety committee to prevent repeats
Visible felt leadership	▪ Group Safety Head conducting in-situ reviews to facilitate implementation
Controls-in-place for safety critical tasks	▪ Enhanced bow-tie risk assessments ▪ Update of the Permit to Work System
Business partner engagement	▪ Review of BP pre-qualification and on-boarding process ▪ Committee established to aid BP enhance their safety deliverables

Environment Update	
Tailings Management	▪ Tailings dam information published as per Church of England request
Measuring water use efficiency	▪ BALCO estimate based on ICMM showed 99.8% efficiency against ~11% average


Fatality
9
5
7
9
4
2016
2017
2018
2019
H1FY20


LTIFR
0.49
0.40
0.35
0.46
0.67
2016
2017
2018
2019
H1FY20


Water Consumed & Recycled (m³)
242
65
242
71
243
67
121
35
2017
2018
2019
H1 FY20
Consumed
Recycled


Waste Recycling (mMT)
(High volume low toxicity)
17
8
17
14
14
13
8
7
2017
2018
2019
H1 FY20
Generation
Recycled

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION
6

Contributing to the communities

Benefitting the lives of 3.0 million people across 1,042 villages

Healthcare
1.6 Million people benefited
> 35 Initiatives

Drinking Water and Sanitation
350,000 people benefited
> 25 Initiatives

Community Infrastructure
200,000 people and 3000+ families benefited
> 25 Initiatives

Children's Well-being and Education
135,000 Children Benefited
>50 Initiatives

Sports & Culture
> 65,000 Million sports person benefitted
> 20 Initiatives

Women's Empowerment
>35,000 Women benefited
> 10 Initiatives
>2,400 Self Help Groups
120+ Micro - Enterprises

Environmental Protection & Restoration
> 100,000 saplings planted

Agriculture and Animal Husbandry
>30,000 people benefited
> 30 Initiatives

Flagship Programs

1000th Nand Ghar established in 4 states



Football Academy



Vedanta Medical Research Foundation


BALCO
BALCO MEDICAL CENTRE

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 7

Zinc India: Zinc supply shortfall and low stocks expected to support price vedanta
transforming elements

Slower than expected production growth continues

- Reduction in production forecast in China
- Slow start at new projects
- Lower production in Russia and Peru



Global Zinc Mine Production ('000 MT)
16000
14000
12000
10000
8000
6000
4000
2000
0
2018
2019E
2020E
2021E
RoW
China Mine Production
Gamsberg
New Century
New Mines

Forecast includes ~280kt increase each year in China which is at risk due to ongoing environmental issues mine production declining from 2023 onwards

Refined market remains in deficit despite weak demand as production growth remains modest

- Plant closures in China continue despite high TCs due to environmental regulations
- Exchange Metal stocks are at 4 days of consumption
- Metal stocks are forecast to remain at historically low levels over the balance of 2019 and into 2020



Zinc exchange stocks and LME price trend
Stocks in tonnes
LME price in $/tonne
800000
700000
600000
500000
400000
300000
200000
100000
0
4000
3500
3000
2500
2000
1500
1000
500
0
4/30/2015
4/30/2016
4/30/2017
4/30/2018
4/30/2019
Zn LME Stocks
Zn SHFE Stocks
Zn LME

Source: Wood Mackenzie Q2 2019 Long Term Outlook

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION
8

Zinc India: Achieving 1.2 Mtpa MIC Capacity in FY20

Production ramp up to 1.0 million tons mined metal


YOY +7%
1200
1000
800
600
400
200
0
Mined Metal in kt
UG CAGR 39%
FY2014
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020e
FY2021e
UG
OC

H2 – Completing 1.2 Mtpa project activities

- *Traditional post-summer ramp-up in production*
- *Completion of key projects in H2*


H2
H1
65%
35%
52%
48%
53%
47%
>54%
FY17
FY18
FY19
FY20e

Rampura Agucha
✓ Rapid Development crew to open new levels from Q2 ▪ Shaft Commissioning in Q3

Sindesar Khurd
✓ Shaft full ramp-up ▪ Resolution of Geotech issues in lower blocks ▪ Faster Paste filling in H2

Zawar
✓ Commissioning of dry tail stacking plant ▪ Commissioning of two paste fill in Q3 ▪ Ballaria ramp-up in Q4 ▪ Pillar mining

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 9

Zinc India: Strong Foundation Driving Growth

Performance Update

Quarter Performance:

- Metal Production 210kt, flat y-o-y
- MIC Production 219kt, down 6% y-o-y
- Silver Production 134 tons, down 22% y-o-y
- COP at $1,048/t, marginally up 2% y-o-y

Half Year Performance:

- Metal Production 429kt, up 1%
- MIC Production 432kt, marginally down 3%
- Silver Production 293 tons, down 5%
- COP at $1,057, marginally up 2%

Finished Metal Production (kt)



1067
219
212
1034
1048
210
425
1039
429
1057
Q1 FY20
Q2 FY19
Q2 FY20
H1 FY19
H1 FY20
Metal (kt)
COP ($/t)

Dow Jones Sustainability Index Ranking

5th Globally	In metals and mining sector for the 2nd consecutive year
1st Asia Pacific Region	Overall Ranking in metals and mining sector
1st Globally	In Materiality, Environment Reporting and Human Capital Development aspects

FTSE4Good Index series for the 3rd consecutive year

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 10

Zinc International: Gamsberg Positioning for Long Term Value Creation Performance Update Gamsberg ▪ Production at 24kt, up 7% q-o-q Quarter Performance: ▪ COP at $1,477, up 6% q-o-q due to increase in mining ▪ Overall production at 63kt, up 126% y-o-y cost ▪ COP of $1,584/t, down 35% y-oy ▪ Ore production achieved >0.5 Mt in Sep Half Year Performance: ▪ >1.6 Mt of healthy ore stockpile ahead of plant ▪ Overall production at 123kt, up 130% ▪ Crusher current throughput is ~700 tph better than ▪ COP of $1,652/t, down 31% design throughput of 685 tph ▪ Achieved Exit Mill production run rate of 408 tph, will Skorpion reach design run rate in Q3 ▪ Skorpion had a slope failure in May 2019 in Pit 112, ▪ Won “Visionary Client of the Year Award for remedial activities have been substantially completed. Excellence in Tailing Facility Engineering” from CESA This has resulted in 4 month ore gap leading to refinery shutdown and shifting of 60kt production to FY21 1,474 Consolidated Production and COP 1,477 150 2,428 2,393 24 23 1,724 100 1,397 123 14 1,584 1,652 50 63 60 54 28 Q4 FY19 Q1 FY20 Q2 FY20 0 Q1 FY20 Q2 FY19 Q2 FY20 H1 FY19 H1 FY20 MIC (kt) Cost ($/t) Production (kt) COP ($/t) 11 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONZinc International: Gamsberg Positioning for Long Term Value Creation Performance Update Gamsberg ▪ Production at 24kt, up 7% q-o-q Quarter Performance: ▪ COP at $1,477, up 6% q-o-q due to increase in mining ▪ Overall production at 63kt, up 126% y-o-y cost ▪ COP of $1,584/t, down 35% y-oy ▪ Ore production achieved >0.5 Mt in Sep Half Year Performance: ▪ >1.6 Mt of healthy ore stockpile ahead of plant ▪ Overall production at 123kt, up 130% ▪ Crusher current throughput is ~700 tph better than ▪ COP of $1,652/t, down 31% design throughput of 685 tph ▪ Achieved Exit Mill production run rate of 408 tph, will Skorpion reach design run rate in Q3 ▪ Skorpion had a slope failure in May 2019 in Pit 112, ▪ Won “Visionary Client of the Year Award for remedial activities have been substantially completed. Excellence in Tailing Facility Engineering” from CESA This has resulted in 4 month ore gap leading to refinery shutdown and shifting of 60kt production to FY21 1,474 Consolidated Production and COP 1,477 150 2,428 2,393 24 23 1,724 100 1,397 123 14 1,584 1,652 50 63 60 54 28 Q4 FY19 Q1 FY20 Q2 FY20 0 Q1 FY20 Q2 FY19 Q2 FY20 H1 FY19 H1 FY20 MIC (kt) Cost ($/t) Production (kt) COP ($/t) 11 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Oil & Gas: Portfolio being monetized to drive multi-fold growth

Capex Investment

- **Gross Capex of $ 3.2 billion in PSC blocks**
  - Monetization of 400 mmboe of resources
  - Development cost of $ 7/boe
- **Capex of $ 0.8 million in OALP blocks across 51 blocks**
  - Integrated Project Management by Lloyd's Register
  - Full Tensor Gravity – Gradiometry survey commenced across 8 OALP Blocks in Assam

Project Progress

- 166 wells drilled, 63 wells hooked up
- Early gas production facility being progressively ramped up to design capacity of 90 mmscfd; currently at over 50 mmscfd
- Liquid handling capacity upgradation in progress

Production Ramp Up (kboepd)


180
225
Q2 FY20 Exit
H2 FY20 Exit

Key Drivers for Production Ramp Up

	H1 FY20 Exit	H2 FY20 Exit
Wells Drilled	166	250
Wells Hooked Up	63	150
Liquid Handling Capacity	1.10 mmblpd	1.25 mmblpd
Gas Processing Capacity	80 mmscfd	150 mmscfd

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 12

Oil & Gas: All Around Efforts Driving Volume Growth

vedanta
transforming elements



Capacity Addition
Wells + Surface Facilities
180
9
3
8
15
10
225
H1 FY 20
Gas Early Production Facility
Liquid Handing
MBA
Tight Oil
Offshore
H2 FY 20 Exit

Mangala, Bhagyam & Aishwariya	▪ Commence full field polymer injection in Bhagyam and Aishwariya fields ▪ Additional Horizontal wells in Mangala Field ▪ Hook up balance 33 wells
Tight Gas (RDG)	▪ Early production facility ramp up to design capacity of 90 mmscfd
Liquid Handling	▪ Complete facility upgradation to enhance capacity by ~15% through Water Injection debottlenecking
Tight Oil (ABH)	▪ Ramp up production through hook up of balance 34 wells ▪ Surface Facility online by January 2019
Ravva	▪ Drilling to commence in Q3 FY20; 4 producer wells online by Q4 FY20

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION
13

Oil & Gas: Building for Future Growth

vedanta
transforming elements

OALP Blocks

51	**Well Diversified** 40 Onshore 11 Offshore
~60,000 sq km	**Acreage**
500	**Peak Production (kboepd)** Upside Scenario
5.5	**Resources (bnboe)** Upside Scenario
$800 mn	**Capex commitment** For exploration phase
192	**Exploratory Wells** To be drilled

- **Integrated Project Management** by Lloyd's Register
- **Full Tensor Gravity** – Gradiometry survey, a state-of-the-art Airborne Technology for early screening of opportunities commenced across 8 OALP Blocks in Assam

PSC Blocks

	Investment ($mn)	Resources (mmboe)	Work Program (Wells)	Drilling Status
Rajasthan Exploration	60	300-600	7-18	Drilling from Q4 FY 20
Rajasthan Tight Oil Appraisal	75	200	14	Commenced in Q2 FY 20
KG - Offshore	60	300	2	Evaluation Ongoing
Ravva	85	50	4-9	Drilling from Q3 FY 20

Strong exploration fundamentals supports reserves & resources growth

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION
14

Aluminium: Achieving Design Structure

Structural Reduction in Cost


2,049
1,764
1,852
1,990
1,810
Q1 FY20
Q2 FY19
Q2 FY20
H1 FY19
H1 FY20

Alumina Production & COP


856
673
446
348
410
284
358
293
350
289
Q1 FY20
Q2 FY19
Q2 FY20
H1 FY19
H1 FY20
Production (kt)
COP ($/T)

Performance Update

Quarter Performance:

- Aluminium COP at $1,852/t, down 10% y-o-y
- Lanjigarh production 410 kt, up 18% y-o-y
- Lanjigarh COP at $293/t, down 18% y-o-y
- EGA Bauxite supplies started from Guinea

Half Year Performance:

- Aluminium COP at $1,810/t, down 9% y-o-y
- Lanjigarh production 856 kt, up 27% y-o-y
- Lanjigarh COP at $289/t, down 17% y-o-y
- Local bauxite meeting half of the total requirement
- Chotia coal Mine on track to achieve full capacity of c. 1 Mtpa

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 15

Aluminium: Significant progress on Strategic levers Continues


1,990
1,810
Coal Initiatives
Alumina Ramp Up
Bauxite Sourcing
Others
1,500
H1 FY19
H1 FY20
Target

Initiatives	Action Plan
Coal Initiatives	▪ Increase Linkages through participation in Tranche V & VI, Coal Block Auctions ▪ Target coal security 90% of requirement, up from current 72% ▪ Balance Requirements: E-Auctions, Actively evaluate options available for best deals
Alumina Ramp Up	▪ Phase-I expansion to 2.7 Mtpa ▪ Medium term expansion to 4 Mtpa ▪ Easing of Alumina prices to sub $300/t levels
Bauxite Sourcing	▪ Efforts to significantly increase mine output ▪ Exploration of new resources under the New Mineral Policy
Carbon & Others	▪ Logistics: Shifting from road to rail ▪ Procurement efficiencies: Strategic partnerships with key suppliers, long-term contracts ▪ Ongoing improvement in power plant operating parameters, Fixed cost reduction

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 16

Other Assets: Iron ore and Electrosteel Steels

Iron Ore

Performance Update

Quarter Performance:

- Karnataka sales 1.4 Mnt, highest ever
- Pig Iron production 176kt, up 2% y-o-y

Half Year Performance:

- Karnataka sales 2.6 Mnt, significantly up
- Pig Iron production 354kt, up 4%


Karnataka Sales (Mnt)
1.2
0.2
1.4
0.6
2.6
Q1 FY20
Q2 FY19
Q2 FY20
H1 FY19
H1 FY20


Pig Iron Production (kt)
178
173
176
339
354
Q1 FY20
Q2 FY19
Q2 FY20
H1 FY19
H1 FY20

Electrosteel Steels

Performance Update

Quarter Performance:

- Production 270kt, down 5% y-o-y
- Sales 283kt, up 6% y-o-y
- Margin at $23/t, down 75% y-o-y on account of soften steel pricing scenario in domestic market

Half Year Performance:

- Production 645kt, up 15%
- Sales 557kt, up 11%
- Margin at $63/t, down 32% on account of soften steel pricing scenario in domestic market


Sales (kt)
273
268
283
502
557
Q1 FY20
Q2 FY19
Q2 FY20
H1 FY19
H1 FY20

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 17

vedanta
transforming elements

Strategy to Enhance Long Term Value

- Continue Focus on World Class ESG Performance
- Augment Our Reserves & Resources Base
- Delivering on Growth Opportunities
- Optimise Capital Allocation & Maintain Strong Balance Sheet
- Operational Excellence

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 18

Financial Update Arun Kumar Chief Financial OfficerFinancial Update Arun Kumar Chief Financial Officer

Financial snapshot Q2 EBITDA Attributable PAT EBITDA Margin* ₹ 4,497 cr ₹ 2,158 cr 25% Down 13% q-o-q Up 60% q-o-q Industry leading margin Gross Debt Net Debt ND/EBITDA ₹ 55,898 cr ₹ 20,081 cr 0.9x Down 6% q-o-q Down 29% q-o-q Lowest among Indian peers * Excludes custom smelting at Copper India and Zinc-India operations 20 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONFinancial snapshot Q2 EBITDA Attributable PAT EBITDA Margin* ₹ 4,497 cr ₹ 2,158 cr 25% Down 13% q-o-q Up 60% q-o-q Industry leading margin Gross Debt Net Debt ND/EBITDA ₹ 55,898 cr ₹ 20,081 cr 0.9x Down 6% q-o-q Down 29% q-o-q Lowest among Indian peers * Excludes custom smelting at Copper India and Zinc-India operations 20 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

EBITDA Bridge (Q2 FY2019 vs. Q2 FY2020) (In ₹ crore) Aluminum (970) Oil & Gas (320) IOB 164 Zinc, Lead & Silver (186) ZI 133 Steel (160) HZL (55) RPO (210) 1,712 PP 144 5,281 111 220 4,497 59 74 72 4,240 684 Operational Market & Regulatory ₹ 331 crore ₹ (1,040) crore Q2 FY19 LME/ Brent / Input Currency Regulatory & Adjusted Volume Cost & Mktg Others Q2 FY20 Premiums Commodity Profit EBITDA Inflation Petroleum 21 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONEBITDA Bridge (Q2 FY2019 vs. Q2 FY2020) (In ₹ crore) Aluminum (970) Oil & Gas (320) IOB 164 Zinc, Lead & Silver (186) ZI 133 Steel (160) HZL (55) RPO (210) 1,712 PP 144 5,281 111 220 4,497 59 74 72 4,240 684 Operational Market & Regulatory ₹ 331 crore ₹ (1,040) crore Q2 FY19 LME/ Brent / Input Currency Regulatory & Adjusted Volume Cost & Mktg Others Q2 FY20 Premiums Commodity Profit EBITDA Inflation Petroleum 21 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Net Debt for Q2 FY 2020 (In ₹ crore) Power Debtor Realization 1,400 Metal Debtor Realization 520 Inventory Liquidation 1,055 Creditors/Customer Advance 3,540 28,403 4,283 6,531 301 2,191 20,081 FCF Post Capex ₹ 8,623 Cr th th Net Debt 30 WC Net Debt 30 CF from Capex Translation Jun’19 Movements Sep’19 Operations & others (Excl Lease (Incl Buyer’s (Excl Lease Liability) credit) Liability) 22 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONNet Debt for Q2 FY 2020 (In ₹ crore) Power Debtor Realization 1,400 Metal Debtor Realization 520 Inventory Liquidation 1,055 Creditors/Customer Advance 3,540 28,403 4,283 6,531 301 2,191 20,081 FCF Post Capex ₹ 8,623 Cr th th Net Debt 30 WC Net Debt 30 CF from Capex Translation Jun’19 Movements Sep’19 Operations & others (Excl Lease (Incl Buyer’s (Excl Lease Liability) credit) Liability) 22 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Balance Sheet

Term Debt Maturities - ₹ 39,861 Crore ($5.7 bn) (as of Sep 30, 2019)



₹ '000 Crore
3.5
1.4
2.1
8.6
2.9
5.7
11.4
3.5
7.9
3.9
2.1
1.8
12.4
7.0
5.4
FY20
FY21
FY22
FY23
FY24 & Later
Standalone
Subsidiaries

- **Liquidity**
  - – Cash and investments @ ₹ 35,817 cr rated Tier I by CRISIL;
  - – Undrawn line of credit ₹ c. 7,200 crore
- **Net Interest –** Reducing q-o-q
  - **Interest Income –** Returns ~7.6%.
  - **Interest Expense –** Maintained ~8%
- Average term debt maturity maintained above 3 years

Average Term Debt Maturity (years)



3.1
2.7
3.2
3.2
3.3
3.1
Mar-16
Mar-17
Mar-18
Mar-19
Jun-19
Sep-19

Net Debt / EBITDA – lowest among peers



0.6
0.4
0.9
1.1
1.3
0.9
FY'16
FY'17
FY'18
FY'19
Q1 FY'20
Q2 FY'20

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 23

Self funded Capex Delivering Superior Returns Growth CAPEX Profile, $bn Oil & Gas Zinc Al & Power Copper Other Optionality Full year Capex guidance 1.0 1.2 0.7 1.5 1.2 x 1.1 0.1 0.1 0.1 0.8 0.4 0.7 0.5 0.6 0.1 0.4 0.2 0.3 0.04 0.5 0.1 0.2 0.3 0.2 0.5 0.3 0.6 0.1 0.1 FY2016 FY2017 FY2018 FY2019 H1 FY20 FY2020e FCF pre capex, $bn 2.4 2.8 2.0 2.8 1.4 1 ROCE ~5% ~15% ~17% ~13% ~11% 1. ROCE is calculated as EBIT net of tax outflow divided by average capital employed on LTM basis. 24 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONSelf funded Capex Delivering Superior Returns Growth CAPEX Profile, $bn Oil & Gas Zinc Al & Power Copper Other Optionality Full year Capex guidance 1.0 1.2 0.7 1.5 1.2 x 1.1 0.1 0.1 0.1 0.8 0.4 0.7 0.5 0.6 0.1 0.4 0.2 0.3 0.04 0.5 0.1 0.2 0.3 0.2 0.5 0.3 0.6 0.1 0.1 FY2016 FY2017 FY2018 FY2019 H1 FY20 FY2020e FCF pre capex, $bn 2.4 2.8 2.0 2.8 1.4 1 ROCE ~5% ~15% ~17% ~13% ~11% 1. ROCE is calculated as EBIT net of tax outflow divided by average capital employed on LTM basis. 24 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Key Investment Highlights 1 Large Diversified Asset Base with an Attractive Commodity Mix 2 Ideally Positioned to Capitalise on Favourable Geographic Presence 3 Well-Invested Assets Driving Cash Flow Growth 4 Operational Excellence and Technology Driving Efficiency and Sustainability 5 Strong Financial Profile 6 Proven Track Record 25 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONKey Investment Highlights 1 Large Diversified Asset Base with an Attractive Commodity Mix 2 Ideally Positioned to Capitalise on Favourable Geographic Presence 3 Well-Invested Assets Driving Cash Flow Growth 4 Operational Excellence and Technology Driving Efficiency and Sustainability 5 Strong Financial Profile 6 Proven Track Record 25 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

AppendixAppendix

FY 2020 Guidance

Segment	FY20 Production and COP	Revised FY20 Guidance
Zinc India	Mined Metal and Finished Metal: c 1.0 Mtpa Silver: 750 - 800 tonnes < $1,000/t excluding royalty	Mined Metal and Finished Metal: c 950kt Silver: c. 650 tonnes H2 COP < $1,030/t excluding royalty
Zinc International	Skorpion and BMM: >170kt Gamsberg: 180 - 200kt ZI COP (excl Gamsberg) : $1,400/t Gamsberg: c $1,000/t	Skorpion and BMM: ~130kt Gamsberg: 140 - 150kt ZI COP (excl Gamsberg) : $1,850/t Gamsberg: $1,200 - $1,250/t
Oil & Gas	Gross Volume: 200-220 kboepd Opex: ~ $7.5/boe	Gross Volume: 190-200 kboepd H2 Exit: c 225 kboepd
Aluminium	Alumina: 1.7-1.8 Mtpa Aluminium: 1.9 - 1.95 Mtpa COP*: $ 1,725 – 1,775/t	
Power	TSPL plant availability: >80%	
Iron Ore	Karnataka (WMT): 4.5 Mtpa Goa: To be updated on re-start of operations	
ESL	Hot Metal – c 1.5 Mtpa	
Copper - India	To be updated on re-start of operations	

**Hot Metal COP*

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION
27

Income Statement

vedanta
transforming elements

Depreciation & Amortization

- Higher q-o-q and y-o-q on account of higher ore production at Zinc businesses, commencement of Gamsberg operations and higher charge in O&G business due to capitalisation.

Finance Cost

- Lower y-o-y primarily due to reduction in gross borrowings while on q-o-q basis it remained flat.

Investment Income

- Higher y-o-y primarily on account of mark to market gain on investments due to softening of yields partially offset by one time re-classification from other comprehensive income in Zinc India in previous year.
- Higher q-o-q on account of mark to market gain on investments.

Taxes

- Tax charge includes, one time deferred tax credit of ₹2,501 crore on account of re-measurement of deferred tax balances due to introduction of section 115BAA of the Income Tax At, 1961. Normalized tax rate for the quarter is 32% as against 27% last quarter.

In ₹ Crore	Q2 FY'20	Q2 FY'19	Q1 FY'20
Revenue from operations	21,739	22,432	21,167
Other operating income	219	273	207
EBITDA	4,497	5,281	5,188
Depreciation & amortization	(2,395)	(1,931)	(2,155)
Finance Cost	(1,340)	(1,478)	(1,341)
Investment Income	832	587	373
Exchange gain/(loss)	(50)	(161)	17
Exceptional item	(422)	320	-
Profit Before Taxes	**1,122**	**2,618**	**2,082**
Taxes	1,609	(718)	(138)
Profit After Taxes	**2,730**	**1,900**	**1,944**
Attributable profit	**2,158**	**1,343**	**1,351**
Basic Earnings Per Share (EPS) (₹/share)	5.83	3.62	3.65
Minorities % (after exceptional item)	21%	29%	31%

***Note:** Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation*

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 28

Project Capex

Capex in Progress	Status	Capex[3] ($mn)	Spent up to 31 Mar'19[4]	Spent in H1 FY2020[4]	Unspent as at 30 Sep'2019[5]
Cairn India[1] – Mangala Infill, Liquid handling, Bhagyam & Aishwariya EOR, Tight Oil & Gas etc		2,452	651	282	1,519
Aluminium Sector					
Jharsuguda 1.25mtpa smelter	Line 3: Fully capitalised Line 4: Fully Capitalised Line 5: Six Section capitalised	2,920	2,915	10	-
Zinc India					
1.2mtpa mine expansion	Phase-wise by FY2020	2,076	1,569	99	408
Others		261	124	16	121
Zinc International					
Gamsberg Mining Project[2]	Completed Capitalisation	400	364	10	26
Copper India					
Tuticorin Smelter 400ktpa	Project is under Force Majeure	717	198	-	519
Avanstrate					
Furnace Expansion and Cold Repair	Completed	48	41	5	3
Capex Flexibility					
Metals and Mining					
Lanjigarh Refinery (Phase II) – 5mtpa	Under evaluation	1,570	857	27	686
Zinc India (1.2 Mtpa to 1.35mtpa mine expansion)	Subject to Board approval	698	1	-	697
Skorpion Refinery Conversion	Currently deferred till Pit 112 extension	156	14	-	142

1. *Capex approved for Cairn represents Net capex, however Gross capex is $3.2 bn.*
2. *Capex approved for Gamsberg $400 mn excludes interest during construction.*
3. *Is based on exchange rate at the time of approval.*
4. *Is based on exchange rate at the time of incurrence*
5. *Unspent capex represents the difference between total capex approved and cumulative spend as on 30th September 2019.*

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

29

Entity Wise Cash and Debt

(In ₹ crore)

Company	Sep 30, 2019			Jun 30, 2019			Sep 30, 2018		
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Vedanta Limited Standalone	37,956	7,162	30,794	39,922	4,147	35,775	44,754	8,050	36,704
Cairn India Holdings Limited[1]	1,213	5,180	(3,968)	-	6,167	(6,167)	2,912	7,101	(4,189)
Zinc India	-	19,655	(19,655)	-	18,280	(18,280)	-	23,318	(23,318)
Zinc International	423	833	(410)	413	682	(269)	-	460	(460)
BALCO	4,412	169	4,243	4,536	36	4,500	5,322	24	5,298
Talwandi Sabo	6,477	1,265	5,212	8,889	125	8,764	8,487	11	8,476
Vedanta Star Limited[2]	3,386	27	3,359	3,376	37	3,339	3,365	26	3,339
Others[3]	2,031	1,526	506	2,041	1,300	741	1,532	1,025	507
Vedanta Limited Consolidated	**55,898**	**35,817**	**20,081**	**59,177**	**30,774**	**28,403**	**66,372**	**40,015**	**26,357**

Notes: Debt numbers are at Book Value and excludes inter-company eliminations.

1. *Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block*
2. Vedanta Star limited, 100% subsidiary of VEDL which owns 90% stake in ESL
3. *Others includes MALCO Energy, CMT, VGCB, Electrosteel, Fujairah Gold, Vedanta Limited's investment companies and ASI.*

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

30

EBITDA Bridge (Q1 FY 2020 vs. Q2 FY 2020) (In ₹ crore) HZL (82) Zinc, lead & Silver (344) ZI 85 Oil & Gas 78 Oil & Gas (190) Aluminum 30 Electrosteel (160) RPO (112) PP 188 854 5,188 134 206 67 18 4,497 67 4,587 119 Market & Regulatory Operational ₹ (601) crore ₹ (72) crore Q1 FY 20 LME/ Brent / Input Currency Regulatory & Adjusted EBITDA Volume Cost & Mktg Others Q2 FY 20 Premiums Commodity Profit Petroleum Inflation 31 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONEBITDA Bridge (Q1 FY 2020 vs. Q2 FY 2020) (In ₹ crore) HZL (82) Zinc, lead & Silver (344) ZI 85 Oil & Gas 78 Oil & Gas (190) Aluminum 30 Electrosteel (160) RPO (112) PP 188 854 5,188 134 206 67 18 4,497 67 4,587 119 Market & Regulatory Operational ₹ (601) crore ₹ (72) crore Q1 FY 20 LME/ Brent / Input Currency Regulatory & Adjusted EBITDA Volume Cost & Mktg Others Q2 FY 20 Premiums Commodity Profit Petroleum Inflation 31 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Segment Summary – Zinc India

Production (in '000 tonnes, or as stated)	Q2			Q1	H1
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020
Mined metal content	**219**	**232**	**(6)%**	**213**	**432**
Integrated metal	**210**	**212**	**(1)%**	**219**	**429**
Refined Zinc – Integrated	166	162	2%	172	338
Refined Lead – Integrated[1]	44	49	(11)%	48	91
Refined Saleable Silver - Integrated (in tonnes)[2]	134	172	(22)%	159	293
Financials *(In ₹ crore, except as stated)*					
Revenue	4,395	4,647	(5)%	4,871	9,266
EBITDA	2,066	2,240	4%	2,429	4,495
Zinc CoP without Royalty (₹ /MT)	73,800	72,400	2%	74,200	74,000
Zinc CoP without Royalty ($/MT)	1,048	1,034	1%	1,067	1,057
Zinc CoP with Royalty ($/MT)	1,361	1,369	(1)%	1,441	1,400
Zinc LME Price ($/MT)	2,348	2,537	(7)%	2,763	2,549
Lead LME Price ($/MT)	2,028	2,104	(4)%	1,885	1,958
Silver LBMA Price ($/oz)	17.0	15.0	13%	14.9	16.0

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

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Segment Summary – Zinc International Q2 Q1 H1 Production (in’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Refined Zinc – Skorpion 23 15 54% 18 41 Mined metal content- BMM 16 13 22% 19 35 Mined metal content- Gamsberg 24 - - 23 47 Total 63 28 - 60 123 Financials (In ₹ Crore, except as stated) Revenue 65% 890 541 824 1,714 EBITDA 207 16 - 128 335 Consolidated CoP – ($/MT) 1,584 2,428 (35)% 1,724 1,652 Zinc LME Price ($/MT) 2,348 2,537 (7)% 2,763 2,549 Lead LME Price ($/MT) 2,028 2,104 (4)% 1,885 1,958 33 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONSegment Summary – Zinc International Q2 Q1 H1 Production (in’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY2020 FY 2020 Refined Zinc – Skorpion 23 15 54% 18 41 Mined metal content- BMM 16 13 22% 19 35 Mined metal content- Gamsberg 24 - - 23 47 Total 63 28 - 60 123 Financials (In ₹ Crore, except as stated) Revenue 65% 890 541 824 1,714 EBITDA 207 16 - 128 335 Consolidated CoP – ($/MT) 1,584 2,428 (35)% 1,724 1,652 Zinc LME Price ($/MT) 2,348 2,537 (7)% 2,763 2,549 Lead LME Price ($/MT) 2,028 2,104 (4)% 1,885 1,958 33 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Segment Summary – Oil & Gas

Production (in boepd, or as stated)	Q2			Q1	H1
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020
Average Daily Production					
Gross operated	178,744	185,926	(4)%	180,059	179,398
Oil	160,991	177,026	(9)%	165,983	163,473
Gas (Mmscfd)	107	53	99%	84	96
Non operated- Working interest	565	181	-	162	365
Rajasthan (Block RJ-ON-90/1)					
Gross operated	150,421	155,194	(3)%	149,153	149,790
Oil	137,235	150,258	(9)%	140,360	138,789
Gas (Mmscfd)	79	30	-	53	66
Ravva (Block PKGM-1)					
Gross operated	12,544	13,496	(7)%	13,491	13,015
Oil	9,966	11,570	(14)%	10,939	10,449
Gas (Mmscfd)	15	12	34%	15	15
Cambay (Block CB/OS-2)					
Gross operated	15,780	17,236	(8)%	17,415	16,593
Oil	13,791	15,198	(9)%	14,684	14,235
Gas (Mmscfd)	12	12	(2)%	16	14

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 34

Segment Summary – Oil & Gas

Production (in boepd, or as stated)	Q2			Q1	H1
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020
Average Daily Working Interest Production	**114,994**	**118,748**	**(3)%**	**114,570**	**114,783**
Rajasthan	105,294	108636	(3)%	104,407	104,853
Ravva	2,822	3,037	(7)%	3,036	2928
Cambay	6,312	6,894	(8)%	6,966	6,637
KG-ONN 2003/1	565	181	-	162	365
Average Price Realization					
Brent Price ($/bbl)	61.9	75.2	(18)%	68.9	65.4
Cairn Total (US$/boe)	58.7	68.9	(15)%	64.8	61.7
Oil (US$/bbl)	61.1	69.5	(12)%	66.7	63.9
Gas (US$/mscf)	5.7	9.1	(37)%	6.7	6.1
Financials (In ₹ crore, except as stated)					
Revenue	3,196	3,479	(8)%	3,131	6,327
EBITDA	1,817	2,026	(10)%	1,825	3,641

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

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Segment Summary – Aluminium

Particulars (in'000 tonnes, or as stated)	Q2			Q1	H1
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020
Alumina – Lanjigarh	410	348	18%	446	856
Total Aluminum Production	**476**	**494**	**(4)%**	**471**	**947**
Jharsuguda-I	137	137	0%	134	271
Jharsuguda-II [1]	201	216	(7)%	199	401
245kt Korba-I	63	64	(2)%	63	126
325kt Korba-II	75	78	(3)%	74	150
BALCO 900 MW (MU)	392	105	-	362	755
Financials *(In ₹ crore, except as stated)*					
Revenue	6,576	7,888	(17)%	6,834	13,410
EBITDA – BALCO	62	122	-	83	145
EBITDA – Vedanta Aluminium	(176)	215	-	96	-80
EBITDA Aluminum Segment	**(114)**	**337**	**-**	**179**	**65**
Alumina CoP – Lanjigarh ($/MT)	293	358	(18)%	284	289
Alumina CoP – Lanjigarh (₹ /MT)	20600	25,100	(17)%	19,800	20,200
Aluminium CoP – ($/MT)	1,852	2,049	(10)%	1,764	1,810
Aluminium CoP – (₹ /MT)	130,300	143,500	(8)%	122,800	126,600
Aluminum CoP – Jharsuguda ($/MT)	1,883	2,053	(8)%	1,755	1,822
Aluminium CoP – Jharsuguda(₹ /MT)	132,500	143,800	(8)%	122,100	127,500
Aluminum CoP – BALCO ($/MT)	1,775	2,038	(13)%	1,787	1,781
Aluminium CoP – BALCO (₹ /MT)	124,900	142,700	(12)%	124,400	124,600
Aluminum LME Price ($/MT)	1,762	2,057	(14)%	1,793	1,777

1. *Including trial run production of nil in Q2 FY2020 and 18 kt in Q2 FY2019.*

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

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Aluminium profitability $/t 1,793 54 92 1,939 (712) (652) (400) (111) 64 (146) (269) (351) Q1 ‘20 61 83 1,905 Q2 ‘20 1,761 697 774 381 81 (28) 133 245 (406) Ingot LME Value Realisation Alumina Power Other Conversion EBITDA Dep Int PBT Premium addition Hot & Others Metal 37 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONAluminium profitability $/t 1,793 54 92 1,939 (712) (652) (400) (111) 64 (146) (269) (351) Q1 ‘20 61 83 1,905 Q2 ‘20 1,761 697 774 381 81 (28) 133 245 (406) Ingot LME Value Realisation Alumina Power Other Conversion EBITDA Dep Int PBT Premium addition Hot & Others Metal 37 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Segment Summary – Power

Particulars (in million units)	Q2			Q1	H1
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020
Total Power Sales	**3,253**	**3,514**	**(7)%**	**3,523**	**6,776**
Jharsuguda	20	124	(84)%	267	287
BALCO[1]	454	480	(6)%	425	878
HZL Wind Power	165	185	(11)%	134	298
TSPL	2,615	2,725	(4)%	2,697	5312
Financials (in ₹ crore except as stated)					
Revenue	1,646	1,718	(4)%	1,703	3,349
EBITDA	419	378	2%	392	812
Average Cost of Generation(₹ /unit) ex. TSPL	2.35	2.90	(19)%	2.28	2.44
Average Realization (₹ /unit) ex. TSPL	3.88	3.63	8%	3.61	3.57
TSPL PAF (%)	92%	94%	-	95%	93%
TSPL Average Realization (₹ /unit)	4.29	4.37	(2)%	4.46	4.38
TSPL Cost of Generation (₹ /unit)	3.29	3.37	(2)%	3.41	3.35

1. *BALCO IPP:* received an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP.

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 38

Segment Summary – Iron Ore

vedanta
transforming elements

Particulars (in million dry metric tonnes, or as stated)	Q2			Q1	H1
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020
Sales	**1.4**	**0.4**	**-**	**1.2**	**2.6**
Goa	0.0	0.1	-	0.0	-
Karnataka	1.4	0.2	-	1.2	2.6
Production of Saleable Ore	**1.3**	**1.4**	**(6)%**	**1.1**	**2.4**
Goa	-	-	-	-	-
Karnataka	1.3	1.4	(6)%	1.1	2.4
Production ('000 tonnes)					
Pig Iron	176	173	2%	178	354
Financials *(In ₹ crore, except as stated)*					
Revenue	757	615	23%	797	1,554
EBITDA	201	91	93%	114	315

Segment Summary – Steel

Particulars ('000 tonnes, or as stated)	Q2			Q1	H1
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020
Total Production	**270**	**285**	**(5)%**	**323**	**593**
Pig Iron	45	45	-	28	73
Billet	27	4	-	14	41
TMT Bar	89	106	(16)%	128	217
Wire Rod	78	110	(29)%	109	187
Ductile Iron Pipes	31	20	55%	44	76
Financials (In ₹ crore, except as stated)					
Revenue	986	1,099	(10)%	1,104	2,090
EBITDA	18	168	(90)%	197	214
Margin ($/t)	25	104	(76)%	104	63

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 39

Segment Summary – Copper India Q2 Q1 H1 Production (in ’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY 2020 FY 2020 Copper - Cathodes 16 15 2% 16 31 Financials (In ₹ crore, except as stated) Revenue 3,185 2,376 34% 1,777 4,962 EBITDA (105) 12 - (66) (171) Copper LME Price ($/MT) 5,802 6,105 (5)% 6,113 5,952 40 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONSegment Summary – Copper India Q2 Q1 H1 Production (in ’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY 2020 FY 2020 Copper - Cathodes 16 15 2% 16 31 Financials (In ₹ crore, except as stated) Revenue 3,185 2,376 34% 1,777 4,962 EBITDA (105) 12 - (66) (171) Copper LME Price ($/MT) 5,802 6,105 (5)% 6,113 5,952 40 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Sales Summary

vedanta
transforming elements

Sales volume	Q2 FY 2020	Q2 FY 2019	Q1 FY 2020	H1 FY 2020
Zinc-India Sales				
Refined Zinc (kt)	168	160	167	335
Refined Lead (kt)	44	49	47	91
Total Zinc-Lead (kt)	**212**	**209**	**215**	**427**
Silver (tonnes)	135	161	155	289
Zinc-International Sales				
Zinc Refined (kt)	23	15	17	40
Metal in Zinc Concentrate (kt)	34	6	29	63
Total Zinc (Refined+Conc)	**57**	**21**	**46**	**103**
Metal in Lead Concentrate (kt)	11	8	11	21
Total Zinc-Lead (kt)	**67**	**29**	**57**	**124**
Aluminium Sales				
Sales - Wire rods (kt)	78	94	84	162
Sales - Rolled products (kt)	7	7	5	13
Sales - Busbar and Billets (kt)	89	104	128	217
Total Value added products (kt)	**174**	**205**	**217**	**391**
Sales - Ingots (kt)	307	284	263	570
Total Aluminium sales (kt)	**481**	**489**	**481**	**962**

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 41

Sales Summary

Sales volume	Q2 FY 2020	Q2 FY 2019	Q1 FY 2020	H1 FY2020
Iron-Ore Sales				
Goa (Mn DMT)	-	0.1	-	-
Karnataka (Mn DMT)	1.4	0.2	1.2	2.6
Total (Mn DMT)	1.4	0.4	1.2	2.6
Pig Iron (kt)	159	173	172	330
Copper-India Sales				
Copper Cathodes (kt)	0.7	-	0	0.7
Copper Rods (kt)	22	28	22	43
Total Steel Sales (kt)	**283**	**268**	**273**	**557**
Pig Iron	47	41	24	71
Billet	16	4	2	17
TMT Bar	100	98	109	209
Wire Rod	93	106	101	193
Ductile Iron Pipes	29	19	37	65

Sales volume Power Sales (mu)	Q2 FY 2020	Q2 FY 2019	Q1 FY 2020	H1 FY 2020
Jharsuguda	20	124	267	287
TSPL	2,615	2,725	2,694	5,309
BALCO [2]	454	480	425	878
HZL Wind power	165	185	134	298
Total sales	**3,253**	**3,514**	**3,520**	**6,773**
Power Realisations (INR/kWh)				
Jharsuguda	1.68	2.12	3.13	2.23
TSPL[1]	4.29	4.37	4.46	4.38
Balco [2]	3.90	3.74	3.75	3.83
HZL Wind power	4.06	4.35	4.15	4.10
Average Realisations[3]	**3.95**	**3.63**	**3.61**	**3.63**
Power Costs (INR/kWh)				
Jharsuguda 600 MW	17.28	6.46	4.00	4.91
TSPL[1]	3.29	3.37	3.41	3.35
Balco [2]	2.33	2.91	2.14	2.24
HZL Wind power	0.62	0.46	0.71	0.66
Average costs[3]	**2.35**	**2.90**	**2.51**	**2.44**

1. *Based on Availability*
2. *BALCO IPP:* received an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP.
3. *Average excludes TSPL*

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 42

Currency and Commodity Sensitivities Foreign Currency - Impact of ₹ 1 depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ INR 600 crs / year Commodity prices – Impact of a 10% increase in Commodity Prices H1 FY 2020 Full Year Impact on Commodity Average price EBITDA ($mn) Oil ($/bbl) 66 108 Zinc ($/t) 2,595 205 Aluminium ($/t) 1,782 272 Lead ($/t) 1,936 37 Silver ($/oz) 15.5 31 43 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATIONCurrency and Commodity Sensitivities Foreign Currency - Impact of ₹ 1 depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ INR 600 crs / year Commodity prices – Impact of a 10% increase in Commodity Prices H1 FY 2020 Full Year Impact on Commodity Average price EBITDA ($mn) Oil ($/bbl) 66 108 Zinc ($/t) 2,595 205 Aluminium ($/t) 1,782 272 Lead ($/t) 1,936 37 Silver ($/oz) 15.5 31 43 VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION

Group Structure


Vedanta Resources Ltd
79.4%
50.1%
Konkola Copper Mines (KCM)
Vedanta Ltd
Divisions of Vedanta Limited
Sesa Iron Ore
Sterlite Copper
Power (600 MW Jharsuguda)
Aluminium (Odisha aluminium and power assets)
Cairn Oil & Gas*
Subsidiaries of Vedanta Ltd
64.9%
51%
100%
100%
90%
Zinc India (HZL)
Bharat Aluminium (BALCO)
Zinc International (Skorpion -100% BMM-74%)
Talwandi Sabo Power (1,980 MW)
Electrosteels Steel limited

Listed entities

Unlisted entities

Note: Shareholding as on Sep 30, 2019

**50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd*

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 44

Results Conference Call Details

Results conference call is scheduled at 6:00 PM (IST) on November 14, 2019. The dial-in numbers for the call are given below:

Event		**Telephone Number**
Earnings conference call on November 14, 2019	**India – 6:00 PM (IST)**	**India:** +91 7045671221 Toll free: 1800 120 1221 **Universal access:** +91 22 7115 8015 +91 22 6280 1114
	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 12:30 PM (UK Time)	Toll free number 0 808 101 1573
	US – 7:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=100540&linkSecurityString=2f483238	
Replay of Conference Call (November 14, 2019 to November 20, 2019)		Mumbai +91 22 7194 5757 Passcode: 63835#

VEDANTA LIMITED – Q2 FY2020 INVESTOR PRESENTATION 45